September 12, 2025

Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
500 Centre Street S.E.
Calgary, Alberta Canada T2G 1A6

       Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2024
           File No. 001-34018
Dear Ryan Ellson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation